UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the six-month interim period ended June 30, 2025
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
 _________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Explanatory Note

Teekay Corporation Ltd. is furnishing the financial information included in this Report on Form 6-K as required pursuant to Section 203.03 of the New York Stock Exchange. Section 203.03 requires foreign private issuers, such as Teekay Corporation Ltd., to submit to the U.S. Securities and Exchange Commission, at a minimum and no later than six months following the end of the company’s second fiscal quarter, a Form 6-K that includes (a) an interim balance sheet as of the end of its second fiscal quarter and (b) a semi-annual income statement that covers its first two fiscal quarters.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE INTERIM PERIOD ENDED JUNE 30, 2025

PART I – FINANCIAL INFORMATION
FINANCIAL STATEMENTS
TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Six Months Ended June 30,
	2025	2024
	$	$
Revenues (note 3)	463,333	691,189
Voyage expenses	(165,505)	(216,628)
Vessel operating expenses	(120,602)	(123,777)
Charter hire expenses (note 8)	(26,027)	(39,186)
Depreciation and amortization	(44,184)	(45,691)
General and administrative expenses	(30,558)	(34,787)
Gain on sale and write-down of assets (note 11)	53,098	11,601
Restructuring charges (note 12)	(5,568)	—
Income from operations	123,987	242,721
Interest expense	(1,550)	(5,900)
Interest income	17,371	18,808
Equity income	889	2,273
Other - net (note 13)	(4,609)	1,053
Income before income tax	136,088	258,955
Income tax recovery (expense) (note 14)	1,105	(942)
Net income	137,193	258,013
Net income attributable to non-controlling interests	(103,603)	(169,557)
Net income attributable to the shareholders of Teekay Corporation	33,590	88,456

Per common share attributable to the shareholders of Teekay Corporation (note 15)
• Basic income	0.39	0.95
• Diluted income	0.39	0.92
Weighted average number of common shares outstanding (note 15)
• Basic	85,313,669	92,961,341
• Diluted	86,251,709	95,114,227

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30, 2025	As at December 31, 2024
	$	$
ASSETS
Current
Cash and cash equivalents	850,687	685,331
Short-term investments (note 9)	61,000	10,000
Restricted cash – current (note 16)	835	3,673
Marketable securities (notes 9 and 13)	19,681	22,442
Accounts receivable, net of allowance of $4.5 million ( 2024 - $5.3 million)	90,492	83,317
Accrued revenue	45,132	57,605
Assets held for sale (note 11)	113,783	—
Bunker and lube oil inventory	33,897	45,990
Prepaid expenses	14,786	12,828
Other current assets (note 5)	5,714	5,873
Total current assets	1,236,007	927,059
Vessels and equipment
At cost, less accumulated depreciation of $488.3 million (2024 - $570.9 million)	928,907	1,132,109
Operating lease right-of-use assets (note 8)	39,904	52,162
Total vessels and equipment	968,811	1,184,271
Investment in and loan to equity-accounted investment	16,887	15,998
Goodwill, intangibles and other non-current assets (note 5)	33,279	25,787
Total assets	2,254,984	2,153,115
LIABILITIES AND EQUITY
Current
Accounts payable	23,021	25,706
Accrued liabilities and other (note 6)	179,532	82,000
Current portion of operating lease liabilities (note 8)	17,212	24,875
Total current liabilities	219,765	132,581
Long-term operating lease liabilities (note 8)	23,444	28,716
Other long-term liabilities (note 6)	56,371	56,651
Total liabilities	299,580	217,948
Commitments and contingencies (notes 7, 8, 9, and 17)
Equity
Common shares and paid-in capital ($0.001 par value; 725,000,000 shares authorized; 85,269,031 shares outstanding and issued (2024 – 84,059,952 shares outstanding and 85,163,078 shares issued)) (note 10)	876,216	876,635
Accumulated deficit	(219,559)	(166,872)
Non-controlling interest	1,298,747	1,225,404
Total equity	1,955,404	1,935,167
Total liabilities and equity	2,254,984	2,153,115

Subsequent events (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2025	2024
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	137,193	258,013
Non-cash and non-operating items:
Depreciation and amortization	44,184	45,691
Gain on sale of assets (note 11)	(53,098)	(11,601)
Other	6,430	3,822
Change in operating assets and liabilities:
Change in other operating assets and liabilities	3,731	2,189
Expenditures for dry docking	(7,787)	(7,167)
Net operating cash flow	130,653	290,947
FINANCING ACTIVITIES
Prepayment of obligations related to finance leases	—	(136,955)
Scheduled repayments of obligations related to finance leases	—	(5,213)
Distributions from subsidiaries to non-controlling interests	(35,760)	(61,163)
Issuance of common shares upon exercise of stock options	7,937	5,079
Repurchase of Teekay Corporation common shares (note 10)	(4,946)	(86)
Other financing activities	(3,140)	(2,542)
Net financing cash flow	(35,909)	(200,880)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment (note 11)	185,125	23,425
Expenditures for vessels and equipment	(998)	(3,851)
Vessel acquisition	(63,005)	—
Deposit for vessel purchase	—	(7,054)
Purchase of short-term investments	(61,000)	(20,000)
Proceeds from short-term investments	10,000	126,498
Other investing activities	(2,348)	—
Net investing cash flow	67,774	119,018
Increase in cash, cash equivalents and restricted cash	162,518	209,085
Cash, cash equivalents and restricted cash, beginning of the period	689,004	480,771
Cash, cash equivalents and restricted cash, end of the period	851,522	689,856

Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Non- controlling Interest $	Total $
Balance as at December 31, 2024	84,060	876,635	(166,872)	1,225,404	1,935,167
Net income	—	—	33,590	103,603	137,193
Dividends declared (note 6)	—	—	(86,574)	(35,934)	(122,508)
Repurchase of common shares	(735)	(6,872)	1,926	—	(4,946)
Equity-based compensation	1,944	6,453	—	—	6,453
Changes to non-controlling interest from equity contributions and other	—	—	(1,629)	5,674	4,045
Balance as at June 30, 2025	85,269	876,216	(219,559)	1,298,747	1,955,404

	TOTAL EQUITY
	Thousands of Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Non- controlling Interest $	Total $
Balance as at December 31, 2023	91,006	945,471	(213,193)	1,068,068	1,800,346
Net income	—	—	88,456	169,557	258,013
Dividends declared	—	—	—	(61,599)	(61,599)
Repurchase of common shares	(12)	(115)	29	—	(86)
Equity-based compensation	842	4,566	—	—	4,566
Changes to non-controlling interest from equity contributions and other	—	—	(2,002)	6,505	4,503
Balance as at June 30, 2024	91,836	949,922	(126,710)	1,182,531	2,005,743
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1. Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation Ltd.(or Teekay), which is incorporated under the laws of Bermuda, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, filed on Form 20-F with the U.S. Securities and Exchange Commission (or SEC) on March 14, 2025.

In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the six months ended June 30, 2025, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2. Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company will adopt this standard starting with its annual financial statements for the year ending December 31, 2025. The adoption of ASU 2023-09 is expected to result in additional disclosure for income tax reporting in the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:
•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;
•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;
•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3. Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers, and Long Range 2 (or LR2) tankers) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

Revenue Table

The following table contains a breakdown of the Company’s revenue by contract type and segment (note 4) for the six months ended June 30, 2025, and 2024. The Company's lease income consists of the revenue from its voyage charters and time charters.

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charter revenues
Suezmax	211,272	—	211,272	317,244	—	317,244
Aframax / LR2	168,074	—	168,074	299,671	—	299,671
Total	379,346	—	379,346	616,915	—	616,915

Time charter revenues
Suezmax	—	—	—	7,123	—	7,123
Aframax / LR2	7,057	—	7,057	3,048	—	3,048
Bunker tanker(1)	—	3,807	3,807	—	—	—
Total	7,057	3,807	10,864	10,171	—	10,171

Other revenues(2)
Vessel operational and maintenance services(3)	1,023	60,941	61,964	2,120	55,807	57,927
Ship-to-ship support services	9,458	—	9,458	5,727	—	5,727
Management fees and other	1,270	431	1,701	—	449	449
Total	11,751	61,372	73,123	7,847	56,256	64,103

Total revenues	398,154	65,179	463,333	634,933	56,256	691,189
(1)Includes variable lease payments of $2.0 million for the six months ended June 30, 2025, related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(2)Relates to non-lease revenues.
(3)Includes $5.6 million related to the recovery of severance costs during the six months ended June 30, 2025, resulting from the termination of a management contract related to the Company's Australian operations (note 12).

Charters-out

As at June 30, 2025, one (December 31, 2024 - two) of the Company’s vessels operated under a fixed-rate time-charter contract, which is scheduled to expire in May 2029. As at June 30, 2025, the minimum scheduled future revenues to be received by the Company under this time charter were approximately $3.9 million (remainder of 2025), $7.7 million (2026), $7.7 million (2027), $7.7 million (2028), and $2.6 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2025, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities

As at June 30, 2025, the Company had $nil (December 31, 2024 - $2.5 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in accrued liabilities and other on the Company's unaudited consolidated balance sheets.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
4. Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: (1) tankers and (2) marine services. The primary focus of the Company’s internal reporting and allocation of resources by the chief operating decision maker (or CODM) is on the two lines of business and its segments are presented accordingly on this basis. The tanker segment consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S. based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations). The marine services and other segment consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, and includes corporate and general administrative expense.

The CODM is the chief executive officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes the Company’s revenues, expenses, other segment items, income from operations and equity income by segment, and reconciles such amounts to the Company’s consolidated income before income tax for the periods presented in these financial statements:

	Six Months Ended June 30, 2025
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues(1) (note 3)	398,154	65,179	463,333
Voyage expenses	(165,505)	—	(165,505)
Vessel operating expenses	(68,190)	(52,412)	(120,602)
Charter hire expenses	(24,780)	(1,247)	(26,027)
Depreciation and amortization	(44,184)	—	(44,184)
General and administrative expenses (2)	(24,217)	(6,341)	(30,558)
Gain on sale and write-down of assets (note 11)	52,058	1,040	53,098
Restructuring charges(1) (note 12)	—	(5,568)	(5,568)
Income from operations	123,336	651	123,987
Equity income	889	—	889
Non-segment reconciling items:
Interest expense			(1,550)
Interest income			17,371
Other - net (note 13)			(4,609)
Income before income tax			136,088
(1)Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs are fully recoverable from the customer, and the recovery is presented in revenues.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Six Months Ended June 30, 2024
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues (note 3)	634,933	56,256	691,189
Voyage expenses	(216,628)	—	(216,628)
Vessel operating expenses	(75,851)	(47,926)	(123,777)
Charter hire expenses	(39,186)	—	(39,186)
Depreciation and amortization	(45,691)	—	(45,691)
General and administrative expenses (1)	(27,802)	(6,985)	(34,787)
Gain on sale and write-down of assets (note 11)	11,601	—	11,601
Income from operations	241,376	1,345	242,721
Equity income	2,273	—	2,273
Non-segment reconciling items:
Interest expense			(5,900)
Interest income			18,808
Other - net (note 13)			1,053
Income before income tax			258,955
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2025	December 31, 2024
	$	$
Tankers	1,284,612	1,416,789
Marine Services and Other	58,685	40,995
Cash and cash equivalents	850,687	685,331
Short-term investments	61,000	10,000
Consolidated total assets	2,254,984	2,153,115
5. Intangible Assets
Intangible assets are included in goodwill, intangibles and other non-current assets on the Company's unaudited consolidated balance sheets.

As part of the European Union Emissions Trading System (or EU ETS) requirements, as at June 30, 2025, the Company had acquired European Union allowances (or EUAs) for $13.5 million (December 31, 2024 -$5.9 million), which were recorded as indefinite-lived intangible assets. As at June 30, 2025, $5.7 million (December 31, 2024 - $5.9 million) of these intangible assets are presented as other current assets in the unaudited consolidated balance sheets as these EUAs are related to the Company's 2024 emissions levels and will be surrendered within one year from the balance sheet date, and the remaining $7.8 million (December 31, 2024 - $nil) of EUAs are related to the Company's 2025 emissions levels and will be surrendered more than one year from the balance sheet date.

The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

	As at
	June 30, 2025	December 31, 2024
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.6 million (2024 - cost of $5.7 million, less accumulated amortization of $5.4 million) (1)	146	307
EUAs, at cost	7,836	—
Intangible assets	7,982	307
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of the customer relationships for the six months ended June 30, 2025, was $0.2 million (2024 - $0.2 million). The remaining balance of $0.1 million is expected to be amortized in 2025.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
6. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	June 30, 2025	December 31, 2024
	$	$
Voyage and vessel	54,422	36,665
Payroll and benefits	27,469	30,286
Obligation related to EU ETS	5,714	6,588
Obligation relates to FuelEU(1)	567	—
Deferred revenues - current	—	2,532
Office lease liability – current	3,392	3,264
Accrued dividends	85,269	—
Other accrued liabilities	2,699	2,665
	179,532	82,000
(1)Relates to the Company's obligation pertaining to the European Union FuelEU Maritime regulation which became effective as of January 1, 2025, in relation to certain voyages when not using low emission intensity fuels.

Obligation Related to EU ETS

As at June 30, 2025, the Company has recorded an obligation of $10.4 million (December 31, 2024 - $6.6 million) related to its emissions levels, of which $5.7 million (December 31, 2024 - $6.6 million) is related to the Company's 2024 emissions levels and was included as part of accrued liabilities and the remaining $4.7 million (December 31, 2024 - $nil) is related to the Company's 2025 emissions levels and was included as part of other-long term liabilities in the unaudited consolidated balance sheets. During the six months ended June 30, 2025, the Company also recognized expenses related to EU ETS of $4.8 million (2024 - $3.3 million) as part of voyage expenses in the unaudited consolidated statements of income.

Other Long-Term Liabilities

	June 30, 2025	December 31, 2024
	$	$
Freight tax provisions (note 14)	37,291	41,404
Pension liabilities	4,800	5,091
Office lease liability – long-term	8,970	8,698
Obligation related to EU ETS	4,714	—
Other	596	1,458
	56,371	56,651
7. Long-Term Debt
As at June 30, 2025, the Company had one revolving credit facility (or the 2023 Revolver), for which Teekay Tankers is the borrower and which, as at such date, provided for aggregate borrowings of up to $220.1 million (December 31, 2024 - $254.0 million), of which $220.1 million (December 31, 2024 - $254.0 million) was undrawn. The 2023 Revolver matures in May 2029 and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 6.3% as of June 30, 2025, (December 31, 2024 - 6.3%). As of June 30, 2025, the total amount available under the 2023 Revolver was scheduled to decrease by $33.9 million (remainder of 2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028), and $21.5 million (2029). As of June 30, 2025, the 2023 Revolver was collateralized by 19 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at June 30, 2025, the hull coverage ratio was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at June 30, 2025, the Company was in compliance with all covenants in respect of the 2023 Revolver.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
8. Operating Leases
The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel, including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.

As at June 30, 2025, minimum commitments to be incurred by the Company under time-charter-in contracts and bareboat-in contracts were approximately $20.0 million (remainder of 2025), $24.9 million (2026), $15.1 million (2027), $8.5 million (2028), and $7.4 million (2029).
9. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		June 30, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	851,522	851,522	689,004	689,004
Short-term investments	Level 1	61,000	61,000	10,000	10,000
Marketable securities	Level 1	19,681	19,681	22,442	22,442
Obligation relating to EU ETS (note 6)	Level 1	(10,428)	Note (1)	(6,588)	(6,588)
Non-recurring
Operating lease right-of-use assets	Level 2			11,735	11,735
Other
Advances to equity-accounted joint venture – long-term	Level 2	380	380	380	Note (2)
(1)As at June 30, 2025, the Company has recorded an obligation related to EU ETS of $10.4 million, of which $5.7 million (December 31, 2024 - $6.6 million) was included as part of accrued liabilities and other and the remaining balance of $4.7 million (December 31, 2024 - $nil) was included as part of other long-term liabilities in the unaudited consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at June 30, 2025, no such accrual was made as the total emissions liability was less than the carrying value of the EUAs held (December 31, 2024 - $0.7 million).
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. In July 2025, the Company signed an agreement to acquire the Very Large Crude Carrier (or VLCC) that is currently owned through the equity-accounted joint venture. The acquisition is expected to be completed in the third quarter of 2025, at which time the equity-accounted joint venture will use the proceeds to pay off any outstanding obligations, which include the Company's advances to its equity-accounted joint venture. As at June 30, 2025, the fair value of the Company's advances to its equity-accounted joint venture approximates the carrying value of the advances. As at December 31, 2024, the fair values of the individual components of such aggregate interests were not determinable.

The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.

The Company's investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
10. Share Capital
The authorized share capital of Teekay as at June 30, 2025 and December 31, 2024 was 25 million preference shares, with a par value of $1 per share, and 725 million common shares, with a par value of $0.001 per share. As at June 30, 2025 and December 31, 2024, Teekay had no preference shares issued and outstanding.

From time-to-time Teekay's board of directors has authorized the repurchase of its common shares in the open market and other transactions, including, among others, such authorizations in September 2024 and October 2024.

During the six months ended June 30, 2025, Teekay repurchased 734,639 of its common shares for $4.9 million, or an average of $6.73 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of share capital of $6.9 million and a reduction to accumulated deficit of $1.9 million. As at June 30, 2025, the total remaining share repurchase authorization was $28.1 million.

During the year ended December 31, 2024, Teekay repurchased approximately 8.0 million of its common shares for $66.3 million, or an average of $8.24 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of share capital of $75.1 million and a reduction to accumulated deficit of $8.8 million.
11. Vessel Sales and Write-down of Assets
During the six months ended June 30, 2025, the Company completed the sales of two Aframax / LR2 tankers and four Suezmax tankers for a total price of $182.5 million, with the Company recognizing an aggregate gain on sale of $53.9 million.

During the six months ended June 30, 2025, the Company agreed to sell one Aframax / LR2 tanker and four Suezmax tankers for a total price of $158.5 million, and all five tankers and their related bunker and lube oil inventories were classified as held for sale as at June 30, 2025 (see note 18).

During the six months ended June 30, 2025, the Company recorded a write-down of $0.8 million on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

During the six months ended June 30, 2024, the Company completed the sale of one Aframax / LR2 tanker for $23.5 million, with the Company recognizing a gain on sale of $11.6 million.
12. Restructuring Charges
During the six months ended June 30, 2025, the Company recorded restructuring charges of $5.6 million, which relate to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs are fully recoverable from the customer, and the recovery is presented in revenues (note 3).
13. Other - net
The components of other - net are as follows:

	Six Months Ended June 30,
	2025	2024
	$	$
Foreign exchange gain	323	1,610
Unrealized loss on marketable securities	(5,111)	—
Other income (expense) (1)	179	(557)
Other - net	(4,609)	1,053
(1)    Includes $1.4 million related to the premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements during the six months ended June 30, 2024.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
14. Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Six Months Ended June 30,
	2025	2024
	$	$
Current	675	(1,239)
Deferred	430	297
Income tax recovery (expense)	1,105	(942)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued and other liabilities on the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2025	2024
	$	$
Balance as at January 1	41,404	47,813
Increases for positions related to the current year	174	921
Increases for positions related to prior years	2,576	4,625
Decreases for positions taken in prior years	—	(3,303)
Decrease related to expiry of limitation period	(7,785)	(4,180)
Foreign exchange loss (gain)	922	(1,698)
Balance as at June 30	37,291	44,178

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.

The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
15. Earnings Per Share

	Six Months Ended June 30,
	2025	2024
	$	$
Net income attributable to the shareholders of Teekay - basic	33,590	88,456

Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(212)	(746)
Net income attributable to the shareholders of Teekay - diluted	33,378	87,710

Weighted average number of common shares (1)	85,313,669	92,961,341

Dilutive effect of equity-based awards	938,040	2,152,886
Common share and common share equivalents	86,251,709	95,114,227

Earnings per common share
- Basic	0.39	0.95
- Diluted	0.39	0.92
(1)    Includes 967,534 common shares related to non-forfeitable equity-based awards for the six months ended June 30, 2025 (six months ended June 30, 2024 - 925,646 common shares).

Equity-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from diluted earnings per common share. For the six months ended June 30, 2025, 1.8 million common shares from equity-based awards (2024 - 2.1 million common shares) were excluded from the computation of diluted earnings per common share as including them would have had an anti-dilutive impact.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
16. Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	June 30, 2025	December 31, 2024	June 30, 2024	December 31, 2023
	$	$	$	$
Cash and cash equivalents	850,687	685,331	689,177	480,080
Restricted cash – current (1)	835	3,673	679	691
	851,522	689,004	689,856	480,771
(1)    The Company maintains restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs) and for the purpose of acquiring EUAs (see note 5). As at June 30, 2025, the Company was not committed to any FFAs.

The Company entered into new operating leases or extended existing operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $3.5 million and $8.4 million, during the six months ended June 30, 2025 and June 30, 2024, respectively.
17. Commitments and Contingencies
a)Liquidity

Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

b)Purchase Commitment

In June 2025, the Company signed an agreement to acquire one 2017-built Suezmax tanker for a purchase price of $64.3 million (note 18).

c)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
18. Subsequent Events
a.In July 2025, the Company completed the purchase of the 2017-built Suezmax tanker as described in note 17 using cash on hand.

b.In July 2025, the Company signed an agreement to acquire one 2013-built VLCC for a purchase price of $63.0 million. The VLCC is currently owned through the Company's 50/50 joint venture, and the vessel is expected to be delivered to the Company during the third quarter of 2025. Upon completion of the sale of this VLCC to the Company, the joint venture will be unwound and net proceeds, after the repayment of debt totalling $15.0 million and settlement of working capital, will be distributed to the shareholders of the joint venture.

c.In July 2025, the Company signed an agreement to sell one Suezmax tanker for a price of $34.5 million. The vessel was classified as held for sale as at June 30, 2025, and it is expected to be delivered to the purchaser during the third or fourth quarter of 2025.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the six months ended June 30, 2025, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures; and
•timing of and the Company's expectations regarding vessel acquisitions and deliveries.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential delays of vessel deliveries by the Company and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
JUNE 30, 2025
PART II – OTHER INFORMATION

Teekay's 2025 Annual General Meeting was held on June 25, 2025. The following persons were elected as Class II directors for a term of three years by the votes set forth opposite their names:

Terms expiring 2028	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Peter Antturi	60,133,144	4,561,280	N/A	N/A
Poul Karlshoej	61,904,562	2,789,862	N/A	N/A

The appointment by the Board of Directors of KPMG LLP, as the independent auditors of the Company for the fiscal year ending December 31, 2025, was also ratified by the shareholders by the following votes:
Votes For: 69,950,890        Votes Against: 67,552        Votes Withheld or Abstentions: 32,082

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016; and
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: August 1, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)